SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 0-2380

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q  [_] Form N-SAR

          For Period Ended:   JUNE 30, 2004
                             ---------------

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:       SPORTS ARENAS, INC.

Former name if applicable:     N/A

Address of principal executive
  office (Street and number): 7415 CARROLL ROAD, SUITE C

City, state and zip code:     SAN DIEGO, CA 92121

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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X] |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
 [X] |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
[_]  |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Registrant is seeking relief pursuant to Rule 12b-25 (b) due to the fact that the Registrant's Form 10-K for the year ended June 30, 2004 could not be filed without unreasonable effort or expense. The Registrant anticipates filing its Form 10-K as soon as practicable, but in no event later than October 13, 2004.

                            PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      STEVEN R. WHITMAN, CHIEF FINANCIAL OFFICER      (858) 408-0364
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Registrant  expects  to  report  in its Form  10-K:

          A loss from continuing operations before income taxes and change in accounting principle of approximately $4,000,000 for the year ended June 30, 2004 as compared to income from continuing operations before income taxes and change in accounting principle of approximately $24,937,000 for the year ended June 30, 2003.

          An approximate $1,223,000 decrease in revenues to approximately $2,821,000 for the year ended June 30, 2004 from $4,044,000 for the year ended June 30, 2003 due primarily to an decrease in golf related sales and a decrease in other related party revenues.

          A $1,376,000 provision for impairment loss in the year ended June 30, 2004 related to the Company's foreclosure on the note receivable from Andrew Bradley, Inc. on June 30, 2004.

          A decrease in the equity-in-income-of-investees of approximately $26,045,000 to approximately $199,000 for the year ended June 30, 2004 from $26,244,169 for the year ended June 30, 2003 due primarily to a gain recognized by the investee from the sale of real estate on April 1, 2003.

The afformentioned amounts are unaudited.

Sports Arenas, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: SEPTEMBER 27, 2004           By:/s/ STEVEN R. WHITMAN
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                                         Steven R. Whitman
                                           Chief Financial Officer